Exhibit 12

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30

	2001	2000
	(In Millions)
Earnings:
Earnings before income taxes, extraordinary item
and cumulative effect of accounting change	$ (2,830)	$ 563
Fixed charges, from below	673	788
Undistributed (earnings) losses of affiliates	(3)	4
Interest capitalized	(63)	(57)

Earnings	$ (2,223)	$ 1,298
	=====	=====

Fixed charges:

Interest expense	$ 394	$ 304
Portion of rental expense representative
of the interest factor	279	484

Fixed charges	$ 673	$ 788
	=====	=====

Ratio of earnings to fixed charges	(a)	1.65
	=====	=====

(a)  Earnings were inadequate to cover fixed charges by $2.9 billion in 2001.